Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For April 1, 2011

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B, Edificio Comercial Rodrigues
599 Avenida Da Praia Grande
Macao, China
(Address of principal executive offices)

Deswell Industries Inc. Appoints New Chief Financial Officer

MACAO--(BUSINESS WIRE)--April 1, 2011--Deswell Industries, Inc. (Nasdaq: DSWL) announced the appointment of Mr. Herman C.W. Wong to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Wong’s appointment follows the resignation of Ms. Betty C.H. Lam.

Mr. Wong, has more than 10 years of experience working for Deloitte Touche Tohmatsu, a professional accounting firm where he most recently served as senior manager. During his time at Deloitte Touch Tohmatsu, he worked in an auditing capacity with a variety of Hong Kong listed companies and multinational corporations as well as working on several Initial Public Offerings. Mr. Wong received his Bachelor of Business Administration (Accounting) from Hong Kong Polytechnic University.

Mr. Franki Tse, Chief Executive Officer of Deswell Industries, stated, “Herman brings considerable experience through his work with various public companies while at Deloitte. We welcome him to our team and very much look forward to working with him. I would also like to thank Betty for her hard work and contribution during her tenure at Deswell. We wish her the best of luck.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

CONTACT:
Institutional Marketing Services (IMS)
John G. Nesbett / Jennifer Belodeau
203-972-9200
jnesbett@institutionalms.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Franki Tse
Franki Tse
Chief Executive Officer
Date: April 1, 2011